FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

June 11, 2012

Commission File Number: 001-32689

SUNTECH POWER HOLDINGS CO., LTD.

(Translation of registrant’s name into English)

R&D Mansion, 9 Xinhua Road
New District, Wuxi
Jiangsu Province 214028
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SUNTECH POWER HOLDINGS CO., LTD.
Form 6-K

Other Events.

The Annual General Meeting of Shareholders (the “General Meeting”) of Suntech Power Holdings Co., Ltd. (the “Company”) will be held at the Company’s offices located at R&D Mansion, 9 Xinhua Road, New District, Wuxi, Jiangsu Province 214028, People’s Republic of China on Monday, July 16, 2012, at 10:00 a.m. (local time) for the following purposes:

1.                                      To hear reports of the Chairman and Chief Executive Officer.

2.                                      To act upon the Company’s proposal to amend the Company’s Equity Incentive Plan to increase the maximum aggregate number of the Company’s ordinary shares available for award thereunder by 6,000,000 ordinary shares from 18,503,991 to 24,503,991.

3.                                      To act upon such other matters as may properly come before the General Meeting or any adjournments or postponements thereof.

The foregoing items of business are more fully described in the Proxy Statement which was first mailed to shareholders on or about June 8, 2012. The record date for determining those shareholders who are entitled to notice of, and to vote at, the General Meeting and at any adjournment thereof was June 4, 2012.

Holders of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through The Bank of New York Mellon, the depositary of the Company’s ADR program.

Exhibit	Description

1.01	Form of Notice of Annual General Meeting of Shareholders and Proxy Statement for Annual General Meeting of Shareholders which were first made available to shareholders on or about June 8, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNTECH POWER HOLDINGS CO., LTD.

		By:	/s/ Kim H. Liou
		Name:	Kim H. Liou
		Title:	General Counsel

Date:	June 11, 2012